

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2011

Mr. J. Randy MacDonald
MF Global Holdings Ltd.
717 Fifth Avenue
New York, NY 10022

   Re: MF Global Holdings Ltd
     Form 10-K for the fiscal year ended March 31, 2010
     File No. 1-33590

Dear Mr. MacDonald:

  We have reviewed your second response letter filed May 18, 2011 and have the following additional comment. Where indicated, we think you should revise your document in response to this comment. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the fiscal year ended March 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44

1. We note your response to our prior comment one and your disclosure on page 60 of your Form 10-K for the fiscal year ended March 31, 2011. Please provide a more robust explanation of any significant variations between the average level of these transactions and the amounts outstanding at each quarter end. Please provide us with an example of the disclosure you will provide.

  You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters.

       Sincerely,

       Jennifer Monick
       Senior Staff Accountant